Supplement No. 1 to

Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

PennTex Midstream Partners, LP

by

Energy Transfer Partners, L.P.

at

$20.00 per Common Unit

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2017, UNLESS THE OFFER IS EXTENDED. COMMON UNITS IN PENNTEX MIDSTREAM PARTNERS, LP TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

This Supplement No. 1 (“Supplement No. 1”) supplements, as set forth below, the Offer to Purchase, dated May 18, 2017 (together with any amendments or supplements thereto, including this Supplement No. 1, the “Offer to Purchase”) relating to the offer by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to purchase all of the outstanding common units representing limited partner interests (the “PennTex common units”) in PennTex Midstream Partners, LP, a Delaware limited partnership (“PennTex”), at a price of $20.00 per PennTex common unit, net to the seller in cash, without interest, less any applicable withholding taxes (the “offer price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement No. 1 and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase and this Supplement No. 1, each as may be further amended or supplemented from time to time, collectively constitute the “offer.” All capitalized terms used but not defined in this Supplement No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Supplement No. 1 should be read together with the Offer to Purchase and Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase, as supplemented by this Supplement No. 1, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your PennTex common units pursuant to the offer and you are required to deliver a Letter of Transmittal (or a manually executed copy thereof) as described in “The Tender Offer—Procedures for Accepting the Offer and Tendering PennTex Common Units” of the Offer to Purchase, you must still use the Letter of Transmittal previously mailed to you. If you have already properly tendered your PennTex common units pursuant to the Offer, you need not take further action. Tenders of PennTex common units (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

* * * * *

The date of this Supplement No. 1 is June 9, 2017.

The Offer to Purchase is hereby amended and supplemented as follows:

The information set forth in “Special Factors—Background of the Offer” is hereby amended to insert, immediately following the sixth paragraph thereof, as follows:

On May 1, 2017, Kelcy L. Warren, Chairman and Chief Executive Officer of ETP’s general partner, contacted Richard S. Walker, the Chairman of the conflicts committee of the PennTex General Partner, to discuss that ETP may in the future consider a transaction that would involve unaffiliated holders of PennTex common units.

The information set forth in the second bullet point of “Special Factors—Purpose of and Reasons for the Offer; Plans for PennTex After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives” is hereby replaced in its entirety as follows:

•	the potential benefits to ETP and ETP unitholders if ETP were to acquire the PennTex common units it did not currently own, including without limitation decreased general and administrative costs as a result of PennTex no longer existing as a separate publicly traded entity and the potential for increased cash available for distributions to ETP unitholders as a result of available cash from PennTex’s assets being distributed in full to ETP rather than a portion distributed to PennTex’s public unitholders;

The information set forth in “Special Factors—The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right” is hereby amended to insert, immediately following the second bullet point in the first paragraph as follows:

•	the offer price of $20.00 per PennTex common unit represents a premium of approximately 92% and 89% over the net book value per PennTex common unit of $10.41 and $10.56, as of March 31, 2017 and December 31, 2016, respectively;

The second to last paragraph under “Special Factors—The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right” is hereby amended and restated as follows:

ETP’s consideration of the factors described above reflects its assessment of the fairness of the offer price payable in the offer and, if available, the exercise of the limited call right to unaffiliated holders of PennTex common units (including holders of PennTex common units who tender their PennTex common units in the offer as well as holders of PennTex common units who decline to tender their PennTex common units and whose PennTex common units are instead acquired through the exercise of the limited call right, assuming the minimum tender condition is met) in relation to the going concern value of PennTex on a stand-alone basis. ETP implicitly considered the value of PennTex in a sale as a going concern by taking into account PennTex’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. ETP’s assessment of the amount and fairness of its offer price included its consideration of recent analyst research reports as set forth in “Special Factors—Summary Presentation of Management of ETP’s General Partner to the Board of Directors of ETP’s General Partner.” These reports reflected the analysts’ estimates of Adjusted EBITDA and distributable cash flows which were, on average, higher than ETP’s internal estimates of such financial metrics. ETP did not attempt to utilize either its own estimates or the analysts’ estimates of Adjusted EBITDA and distributable cash flows to determine a stand-alone going concern value of PennTex. In light of the fact that ETP already has, and will continue to have, control of PennTex, and that ETP remains unwilling to sell its PennTex common units, ETP does not believe that it would be appropriate for the PennTex common units held by the unaffiliated holders to be valued on a basis that includes a control premium.

The information set forth in “Special Factors—Financial Projections” is hereby amended to insert, immediately following the third paragraph thereof, as follows:

ETP’s projections for PennTex set forth below are based solely on the following volume and pricing assumptions forecasted by ETP:

	2017E	2018E	2019E
Total PennTex Wellhead Volume (MMBtu/d)	359,908	409,000	409,000
Natural Gas Price per MMBtu	$3.14	$3.50	$3.75
Crude Oil Price per Bbl (WTI)	$46.85	$52.50	$55.00

The last paragraph under “The Tender Offer—Acceptance for and Payment for the PennTex Common Units” is hereby amended and restated as follows:

If any tendered PennTex common units are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more PennTex common units than are tendered, certificates evidencing unpurchased PennTex common units will be returned, without expense to the tendering unitholder (or, in the case of PennTex common units tendered by book-entry transfer into the depositary’s account at DTC pursuant to the procedure set forth in “—Procedures for Accepting the Offer and Tendering PennTex Common Units”, such PennTex common units will be credited to an account maintained at DTC), promptly following the expiration or termination of the offer.

The information set forth in “The Tender Offer—Source and Amount of Funds” is hereby amended and restated as follows:

ETP estimates that the total amount of funds required to purchase all of the outstanding PennTex common units (other than those already owned directly or indirectly by ETP) pursuant to the offer and the exercise of the limited call right and to pay related fees and expenses will be approximately $283 million. ETP has sufficient funds to pay this amount and will pay with cash on hand and/or borrowings under our amended and restated credit facility, as amended to date (the “Credit Agreement”) with Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers.

Borrowings under the Credit Agreement mature on October 27, 2017 and are available for working capital purposes and for general business purposes.

Borrowings under the Credit Agreement are unsecured and bear interest at a LIBOR rate or a base rate, at ETP’s option, plus an applicable margin. In addition, ETP is required to pay quarterly a commitment fee to each lender equal to the applicable rate times such lender’s applicable percentage of the unused portion of the aggregate commitments under the Credit Agreement. The applicable margin and applicable rate used in connection with the interest rates and commitment fees, respectively, are based on the credit ratings assigned to the senior, unsecured, non-credit enhanced long-term debt of ETP. The applicable margin for LIBOR rate loans ranges from 1.125% to 1.750% and the applicable margin for base rate loans ranges from 0.125% to 0.750%. The applicable rate for commitment fees ranges from 0.175% to 0.300%.

The Credit Agreement contains customary representations, warranties and covenants, including limitations on incurrence of liens, new lines of business, mergers, transactions with affiliates and restrictive agreements. The Credit Agreement also includes covenants limiting, as of the last day of each fiscal quarter, the ratio of the consolidated funded indebtedness (as defined in the Credit Agreement) of ETP and its subsidiaries to the consolidated EBITDA (as defined in the Credit Agreement) of ETP and its subsidiaries, measured for the preceding twelve months, to not more than 5.00 to 1.00. This requirement is subject to a provision for increases to 5.50 to 1.00 in connection with certain acquisitions. In addition, the Credit Agreement contains customary events of default, including, but not limited to, (i) default for failure to pay the principal on any loan or any reimbursement obligation with respect to any letter of credit when due and payable, (ii) failure to duly observe, perform or comply with certain specified covenants, (iii) a representation or warranty made in connection with any loan document proves to have been false or incorrect in any material respect on any date on or as of which made, and (iv) the occurrence of a change of control.

No plans or arrangements have been made to finance or repay amounts borrowed under the Credit Agreement.

ETP believes that the financial condition of ETP is not material to a decision by a holder of PennTex common units whether to tender such PennTex common units in the offer because (i) cash is the only consideration that will be paid to the holders of PennTex common units in connection with the offer and the exercise of the limited call right, (ii) ETP is offering to purchase all of the outstanding PennTex common units in the offer, (iii) the offer is not subject to any financing contingencies and (iv) ETP has available to it sufficient cash and cash equivalents to pay the amount of cash consideration payable to holders of PennTex common units in the offer and the exercise of the limited call right.

The first paragraph under “The Tender Offer—Effect of PennTex Distributions” is hereby amended and restated as follows:

If, on or after the date hereof, PennTex should declare or pay any cash distribution on the PennTex common units, or issue with respect to the PennTex common units any additional PennTex common units, common units of any other class of equity securities, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to unitholders of record on a date prior to the transfer of the common units purchased pursuant to the offer to ETP or its nominee or transferee on PennTex’s stock transfer records, then, subject to the provisions of—Conditions to the Offer above, (1) the offer price per PennTex common unit and other terms of the offer will be reduced by the amount of any such cash distribution or (2) the whole of any such noncash distribution or issuance to be received by the tendering unitholders in respect of their tendered PennTex common units will (a) be received and held by the tendering unitholders for the account of ETP and will be required to be promptly remitted and transferred by each tendering unitholder to the depositary for the account of ETP, accompanied by appropriate documentation of transfer or (b) at the direction of ETP, be exercised for the benefit of ETP, in which case the proceeds of such exercise will promptly be remitted to ETP. Pending such remittance and subject to applicable law, ETP will be entitled to all rights and privileges as owner of any such noncash distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by ETP in its sole discretion.

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